SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BALLY’S CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05875B106

(CUSIP Number of Class of Securities)

Robert Lavan
Executive Vice President and Chief Financial Officer
Bally’s Corporation
100 Westminster Street
Providence, Rhode Island 02903
(401) 475-8474
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Robert A. Profusek

Rory T. Hood
Jones Day

250 Vesey Street
New York, New York 10281
(212) 326-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission by Bally’s Corporation, a Delaware corporation (“Bally’s”), on June 24, 2022, to purchase for cash its common shares, par value $0.01 per share (“Shares”), for an aggregate purchase price of no more than $190 million, at a per Share purchase price of not less than $19.25 nor greater than $22.00 per Share, on the terms and subject to the conditions described in the Offer to Purchase, dated June 24, 2022, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”) and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal”).

This Amendment amends and supplements the Schedule TO and the Offer to Purchase. Only items amended are reported in this Amendment and except as provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(c)       The information set forth in the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer” is hereby amended and supplemented to reflect that Bally’s has agreed on terms with GLP Capital, L.P., the operating partnership of Gaming & Leisure Properties, Inc., for the sale-leaseback of certain of Bally’s properties, as described in the press release filed as Exhibit (a)(5)(B) to this Amendment and incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(B)	Press Release dated June 28, 2022*

*Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALLY’S CORPORATION

By:	/s/ Robert M. Lavan
Robert M. Lavan
Executive Vice President and Chief Financial Officer

Date: June 28, 2022